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                                                                   NEWS RELEASE


For more information, contact:
Larry Solomon, SBC Communications, 210-351-3990
Denise Clark Fraser, Prodigy, 512-527-1120

             SBC COMMUNICATIONS COMPLETES TENDER OFFER FOR PRODIGY'S
                              CLASS A COMMON STOCK


SAN ANTONIO (November 2, 2001) - SBC Communications Inc. (NYSE:SBC) announced today that it has successfully completed its tender offer for the outstanding Class A common stock of Prodigy Communications Corporation.

The offering period for the tender offer expired at 12:00 Midnight, New York City time, on Thursday, November 1, 2001. As of the expiration of the offer, approximately 63.85 million shares (including guaranteed deliveries), of Prodigy Class A common stock, representing approximately 90.6% of Prodigy's outstanding Class A shares, had been tendered.

SBC has accepted for payment all validly tendered shares. Payments for accepted shares will be made promptly through American Stock Transfer & Trust Company, the depositary for the offer.

Because the tendered shares represent more than 90% of the Prodigy Class A shares, SBC will be able to cause a subsidiary to merge into Prodigy without any further action by Prodigy stockholders. This merger is expected to occur early next week. Prodigy stockholders who did not tender into the tender offer will be mailed information about the merger.

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SBC COMMUNICATIONS INC. (www.sbc.com) is a global communications leader. Through its subsidiaries' trusted brands - SBC Southwestern Bell, SBC Ameritech, SBC Pacific Bell, SBC Nevada Bell, SBC SNET and Sterling Commerce - and world-class network, SBC companies provide a full range of voice, data, networking and e-business services, including local and long-distance, high-speed Internet access and data transport, network integration, software and process integration, Web site and application hosting, e-marketplace development, paging and messaging, as well as directory advertising and publishing. America's leading provider of high-speed DSL Internet service, SBC companies currently have more than 60 million access lines nationwide. SBC has a 60 percent equity interest in CINGULAR WIRELESS, its joint venture with BellSouth, which serves more than 21 million wireless customers. Internationally, SBC has telecommunications investments in 28 countries and has annual revenues that rank it among the largest Fortune 500 companies.

PRODIGY COMMUNICATIONS CORPORATION (www.prodigy.com): Prodigy Communications Corporation (NASDAQ: PRGY) is one of the nation's largest internet service providers serving both owned and managed dial and DSL subscribers. With its alliance with SBC Communications,

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Prodigy is the industry leader in serving DSL subscribers. Prodigy delivers fast and reliable internet access and user-friendly internet-based products, services and information via a nationwide network covering more than 850 locations in all 50 states, allowing more than 90 percent of the U.S. population to access Prodigy's dial service with a local telephone call. Prodigy features superior content, e-mail and e-mail attachment capabilities, Prodigy Instant Messaging(TM), Prodigy Chat(TM), and Prodigy Online Communities, combined with the accessibility and freedom of direct access to the world wide web for all users. Prodigybiz offers a powerful suite of specially designed internet products and services for small business owners. Prodigy(R) En Espanol(TM), is the nation's first-ever, fully bilingual Spanish/English-language internet service created especially for the U.S. Spanish-speaking population.




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